1  NAME OF REPORTING PERSON - State Treasurer, State of Michigan
   IRS IDENTIFICATION - 38-6000134
2  CHECK IF MEMBER OF A GROUP - Not member of a group
3  SEC use only
4  SOURCE OF FUNDS - see pages below
5  IF DISCLOSURE OF PROCEEDINGS IS REQUIRED - Not applicable
6  CITIZENSHIP - see pages below
7  SOLE VOTING POWER - 2,935,091
8  SHARED VOTING POWER - None
9  SOLE DISPOSITIVE POWER - 2,935,091
10 SHARED DISPOSITIVE POWER - None
11 AGGREGATE AMOUNT OWNED - 2,935,091
12 IF AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES - None
13 PERCENT OF CLASS REPRESENTED - Under 13.75%  see att. B
14 TYPE OF REPORTING PERSON - see pages below

Pursuant to State Law (Section 91 of Act No. 380 of the Public Acts of 1965, as amended), the State Treasurer, State of Michigan is the investment fiduciary for the following four State sponsored retirement systems: Public School Employees' Retirement System; State Employees' Retirement System; Michigan State Police Retirement System; and Judges' Retirement System.

The Michigan Department of Treasury's Bureau of Investments performs the investment function, under the direction and on behalf of the State Treasurer.

The aforementioned State Law created an Investment Advisory Committee comprised of the Director of the Department of Commerce, the Director of the Department of Management & Budget, or their duly authorized representatives, and three public members appointed by the Governor with the advice and consent of the Senate. The committee meets quarterly and reviews investments, goals, and objectives, and may submit recommendations to the State Treasurer. The Investment Advisory Committee may also, by a majority vote, direct the State Treasurer to dispose of any holdings which in the committee's judgement is not suitable for the funds involved, and may by unanimous vote direct the State Treasurer to make specific investments.

Act No. 314 of the Public Acts of 1965, as amended, authorizes the investment of assets of public employee retirement systems or plans created and established by the state or any political subdivision.

The acquisition of equity securities are made for investment purposes only. Investments in equity securities are made from the assets of the aforementioned four retirement systems with total assets of approximately $51.7 billion. The retirement systems derive revenue from employer and employee contributions, court fees, and investment income.

Name:  Mark A. Murray

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  State Treasurer, State of Michigan

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America




Name:  Samuel Valenti, III

Business Address:Masco Corporation
21001 Van Born Road
Taylor, Michigan  48180

Principal Occupation:  Vice President of Investments

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America



Name:  Jerry L. Tubergen

Business Address:RDV Corporation
500 Grand Bank Building
126 Ottawa Avenue NW
Grand Rapids, MI  49503

Principal Occupation:  President and Chief Executive Officer

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America





Name:  Farris W. Womack

Address:2242 Rivenoak Ct.
Ann Arbor, MI  48103-2375

Principal Occupation:  Retired

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America




Name:  Kathleen M. Wilbur

Business Address:Consumer & Industry Services
Director's Office
4th Floor, Law Building
Box 30004
Lansing, Michigan  48909

Principal Occupation:  Director, Michigan Department of
Consumer & Industry Services

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America




Name:	Janet E. Phipps

Business Address:	Department of Management and Budget
		Director's Office
		Cass Building, First Floor
		Box 30026
		Lansing, Michigan    48909

Principal Occupation:	Director, Michigan Department of
Management and Budget

Criminal convictions during the last five years:	None

Civil finding or violation, or injunction against violation, of
federal or state securities laws during the last five years:	None

Citizenship:	United States of America





Name:  Alan H. Van Noord

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  Director, Bureau of Investments

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America





Name:  Roy A. Pentilla

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  Deputy Director, Bureau of Investments

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America




Name:  Jacqueline M. Johnson

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  Administrator, Stock Analysis Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America




Name:  Paul R. Nelson, II

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  Administrator, Fixed Income Analysis
Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America






Name:  David C. Turner

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  Administrator, Alternative Investments
Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America






Name:  Milan J. Maat

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  Administrator, Short Term Investment
Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America






Name:  Vernon L. Johnson

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  Administrator, Trust Accounting Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America





Name:  Jon M. Braeutigam

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  Administrator, Mortgage and Real Estate
Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America






Name:  Richard J. Holcomb

Business Address:Michigan Department of Treasury
P.O. Box 15128
Lansing, Michigan  48901

Principal Occupation:  Administrator, Quantitative Analysis
Division

Criminal convictions during the last five years:  None

Civil finding or violation, or injunction against violation, of federal or state securities laws during the last five years:
None

Citizenship:  United States of America



ATTACHMENT A

SCHEDULE 13D

STATE TREASURER, STATE OF MICHIGAN

SIGNATURE PAGE










After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.









_______________

Date



STATE TREASURER OF THE STATE OF MICHIGAN,
CUSTODIAN OF MICHIGAN PUBLIC SCHOOL EMPLOYEES'
RETIREMENT SYSTEM, STATE EMPLOYEES' RETIREMENT
SYSTEM, MICHIGAN STATE POLICE RETIREMENT SYSTEM,
AND MICHIGAN JUDGES RETIREMENT SYSTEM







By:                                                  _
      Jon M. Braeutigam, Administrator
      Mortgage and Real Estate Division
      Bureau of Investments

Its: ___________________________




ATTACHMENT B

SCHEDULE 13D

STATE TREASURER, STATE OF MICHIGAN

Cusip No. 437306103								Page 20 of 20 Pages

As of the date of this filing, the State of Michigan Retirement System (SMRS) holds 1,666,667 shares of Series A Preferred Stock, par value $.01 per share, and 1,268,424 shares of Common Stock, par value $.01 per share, of Home Properties of NewYork, Inc. These shares of Series A Preferred Stock are currently convertible into 1,666,667 shares of common stock. SMRS holds all of the issued and outstanding Series A Preferred Stock and holds 6.44% of the issued and outstanding Common Stock of Home Properties.

Home Properties is located at 850 Clinton Square, Rochester, New
York 14604.

The percentage in Item 13 is based on information from the issuer that the total number of shares of Common Stock outstanding as of 1/31/00 was 19,681,414 plus the rights of the SMRS to acquire 1,666,667 shares of Common Stock upon conversion of the Preferred Stock holdings. Based on the following formula, as of January 31, 2000, assuming that all of the shares of Preferred Stock were converted, the SMRS would hold a total of 13.75% of Home Properties Common Stock:

		  1,268,424 + 1,666,667
		19,681,414 + 1,666,667     =    13.75%

During 1999 the SMRS sold the following blocks of Home
Properties shares:

Sale date	    # shares sold
 9/21/99                 50,000
10/27/99 		150,000
 11/5/99                 75,000
12/23/99                 39,300
12/27/99                 10,700
  1/7/00                  9,200
 1/12/00                 55,900
 1/27/00                 26,000
 1/31/00                  5,000

			421,100